Exhibit 12.1

FelCor Lodging Trust Incorporated

Computation of Ratio of Earnings To Fixed Charges and Preferred Securities Dividends
(in thousands, except for ratio)

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income (loss) from continuing operations	$(81,584)	$(15,310)	$(181,092)	$(95,846)	$(41,273)	$52,843	$2,702
Equity in income of unconsolidated entities	1,552	1,188	(16,916)	4,814	10,932	(20,357)	(11,537)
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(80,032)	(14,122)	(198,008)	(91,032)	(30,341)	32,486	(8,835)

Fixed charges:
Interest expense	68,442	70,782	139,853	100,260	92,746	89,654	106,941
Capitalized interest	511	283	638	767	1,350	4,808	4,917
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	68,953	71,065	140,491	101,027	94,096	94,462	111,858

Amortization of capitalized interest	866	865	1,736	1,735	1,831	1,736	1,359

Distributed income of equity investees	810	1,110	2,190	2,789	2,973	947	3,632

Interest capitalized	(511)	(283)	(638)	(767)	(1,350)	(4,808)	(4,917)

Earnings	$(9,914)	$58,635	$(54,229)	$13,752	$67,209	$124,823	$103,097

Fixed charges	$68,953	$71,065	$140,491	$101,027	$94,096	$94,462	$111,858
Preferred securities dividends	19,357	19,357	38,713	38,713	38,713	38,713	38,713

Fixed charges and preferred securities dividends	$88,310	$90,422	$179,204	$139,740	$132,809	$133,175	$150,571

Ratio of Earnings to Fixed Charges	(0.11)	0.65	(0.30)	0.10	0.51	0.94	0.68

Deficiency	$98,224	$31,787	$233,433	$125,988	$65,600	$8,352	$47,474